FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Buenos Aires, January 10, 2005

Messrs.

Argentine Securities Commission

___________________________

Reference: MULTICANAL S.A.

Relevant Information

Dear Sirs,

Martín G. Ríos, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the “Company”), proof of such representation previously filed, with a registered domicile established at Av. Juana Manso 205, 1st Floor, Federal Capital City, Fax 4021-7777, hereby informs you that the Company was notified of an order entered on January 6, 2005 (the “Order”) by the United States Bankruptcy Court for the Southern District of New York (the “U.S. Court”) in the proceeding initiated by the Company’s board of directors to obtain recognition, pursuant to Section 304 of the U.S. Bankruptcy Code (“Section 304”), of the Company’s acuerdo preventivo extrajudicial (the “APE”) (confirmed on April 14, 2004, affirmed by the Court of Commercial Appeals, Chamber “A” (the “Commercial Court”) on October 4, 2004, extraordinary appeal rejected on December 14, 2004).

The Order is titled “Order (I) Granting Section 304 Petition and Issuing Permanent Injunction and (II) Dismissing Involuntary Petition.” The complete text of the Order, in English, is available to the public over the Internet at the following web site: www.multicanal.com.ar/inversores/eng/eng.asp .

Yours sincerely.

Martin G. Ríos

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer